Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: May 1, 2026

On May 1, 2026, the Wall Street Journal published the following article.

Trump Media’s Latest Pivot Is a Leadership Shake-Up

Kevin McGurn will have to figure out how to manage a diverse group of businesses as interim CEO

By Jennifer Hiller |
May 1, 2026 2:00 pm ET

NYSE
AMERICA
ACQUISITION I
NWAXU
10.3600
BROWN-FORMAN
NWAX
LISTED
NYSE
New America Acquisition
30,000,000

Kevin McGurn, interim CEO of Trump Media & Technology Group. Michael Nagle/Bloomberg News

Kevin McGurn faces a challenge as the new head of Trump Media & Technology Group DJT +3.55%: figuring out how to package the company’s odd mix of business ventures.

McGurn is a longtime media executive and adviser who took over last week as interim chief executive of the company, best known as the parent of Truth Social, President Trump’s social-media platform. McGurn succeeded former congressman Devin Nunes, who departed abruptly after four years at its helm.

Launched after Trump’s ban from Twitter in 2021, Trump Media’s businesses span social media, cryptocurrency and most recently, a $6 billion bet on nuclear fusion. The president’s family owns a near-majority stake.

McGurn initiated Trump Media’s planned merger with private fusion company TAE Technologies, a deal that is expected to close later this year. After announcing the tie-up, Trump Media said it was considering spinning out Truth Social and streaming business Truth+ into a separate publicly traded company.

“Having those two businesses together or apart will be both options that we weigh, and I think we will pick the best path, but currently, the one that we’re pursuing is the spinout,” McGurn said in his first interview as interim CEO.

The stock price for Trump Media, which reported a net loss of more than $700 million last year, is down about 30% in 2026.

Shares surged in December after the company agreed to merge with TAE, aiming to capitalize on the artificial-intelligence boom’s insatiable appetite for power. The deal would be among the first to bring fusion investing to the public markets.

Fusion, the reaction that powers the sun, remains unproven commercially. If it works, it could provide potentially limitless electricity without greenhouse gases or long-lived radioactive waste. TAE is among a handful of companies racing to build a commercial power plant.

To allow investors to bet on either energy or media, Trump Media is considering hiving off its media business through a merger with Texas Ventures Acquisition III, a special-purpose acquisition company that McGurn led until last week. A spinout could happen before, during or after the completion of the TAE deal—or not at all.

A TAE Technologies facility in Lake Forest, Calif. Trump Media’s planned merger with the fusion company aims to capitalize on AI’s power needs. Adam Amengual for WSJ

Michael Klausner, a professor at Stanford Law School who studies SPACs, said a spinoff makes sense when businesses are hard to manage together or difficult for the market to understand. Merging a public company’s assets into a SPAC is unusual but could be done to raise cash.

Although institutional investors often opt to redeem shares ahead of a SPAC merger, leaving a company with little cash, Klausner said they might stick around longer in this case. Individual investors who are Trump fans could bid up the pre-SPAC price, viewing it akin to a political donation. That would cause hedge funds to sell into the market rather than redeem.

“It could be that they don’t get redemptions in this SPAC because people have an emotional or political attachment and they’re willing to throw money at it,” Klausner said.

Trump Media also has been building a sizable digital-asset position, valued at about $1.8 billion at the end of last year. Where those assets will sit—with the fusion business or with the media spinout—remains undecided, McGurn said.

“That will be part of the discussion in the merger and the spinout as to how all of those assets are deployed,” McGurn said. For now, the company is focused on “fueling the fusion side of that business and getting them to deploy their various iterations of reactors.”

Major technology companies are racing to secure electricity for data centers. “What is the business that they’re most interested in today?” McGurn asked. “It’s energy.”

McGurn said Trump Media, which owns and operates data centers, sees a similar need within its own infrastructure.

“When you think about powering all of these solutions and creating un-cancelable distribution of media and content, well then, you still need energy to do that,” he said.

Nunes and TAE CEO Michl Binderbauer had been expected to serve as co-CEOs of the combined company. That co-CEO arrangement may change, McGurn said.

“I think it might take a little bit of a different shape, but the spirit is still there,” he said.

TAE declined a request for comment.

McGurn said he would eventually “raise my hand as a candidate,” when the search for a permanent CEO begins, but would stick with his expertise, the media side of the business, as “that’s where I can provide the most value.” Earlier in his career, McGurn helped launch Hulu’s ad-supported streaming business and later held executive roles at Vevo and T-Mobile.

He had been advising Trump Media since late 2024 and played a role in initiating the fusion investment when he and college friend Jonathan Toretta, an energy banker now at TAE, were catching up over Diet Cokes at Redeye Grill in Midtown Manhattan.

McGurn, who also served as CEO of Yorkville Acquisition until last week, initially suggested that TAE should partner with Yorkville to go public through a SPAC, which led to discussions between TAE and Yorkville. Trump Media joined the talks later.

The executive transition comes amid broader changes to Trump Media’s leadership.

Nunes, one of Trump’s earliest and most ardent supporters, left Congress to run the company at the start of 2022. He led Trump Media through its 2024 public listing and the signing of the TAE merger agreement.

“This will allow me to focus more intently on my role as chairman of the president’s Intelligence Advisory Board and on other ventures, knowing the company is in safe hands under Kevin’s stewardship,” Nunes said on Truth Social last week.

He also stepped down from Trump Media’s board, one of several recent departures. Eric Swider, former CEO of Digital World Acquisition, the SPAC that took Trump Media public, resigned in April. Robert Lighthizer, former U.S. trade representative, stepped down in March. The company has added new directors, Republican fundraiser Meredith O’Rourke and attorney Boris Epshteyn.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined Company’s future financial performance, as well as the combined Company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined Company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined Company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.